Exhibit 99.1

KE Holdings Inc. Announces First Quarter 2022 Unaudited Financial Results

BEIJING, China, May 31, 2022 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Business and Financial Highlights for the First Quarter of 2022

●	Gross transaction value (GTV)[1] was RMB586.0 billion (US$92.4 billion), a decrease of 45.2% year-over-year. GTV of existing home transactions was RMB374.1 billion (US$59.0 billion), a decrease of 44.5% year-over-year. GTV of new home transactions was RMB192.7 billion (US$30.4 billion), a decrease of 43.9% year-over-year. GTV of emerging and other services was RMB19.2 billion (US$3.0 billion), a decrease of 63.6% year-over-year.

●	Net revenues were RMB12.5 billion (US$2.0 billion), a decrease of 39.4% year-over-year.

●	Net loss was RMB620 million (US$98 million). Adjusted net income[2] was RMB28 million (US$4 million).

●	Number of stores was 45,777 as of March 31, 2022, a 6.0% decrease from one year ago. Number of active stores[3] was 42,994 as of March 31, 2022, a 4.3% decrease from one year ago.

●	Number of agents was 427,379 as of March 31, 2022, a 19.1% decrease from one year ago. Number of active agents[4] was 381,799 as of March 31, 2022, a 20.3% decrease from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing (i.e. completion of title transfer and registration) at the end of period. For the avoidance of doubt, if the transactions are not closed afterwards, the corresponding GTV will be offset accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. Number of active stores was 44,937 as of March 31, 2021.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. Number of active agents was 479,308 as of March 31, 2021.

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●	Mobile monthly active users (MAU)[5] averaged 39.7 million, compared to 48.5 million in the same period of 2021.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the first quarter, facing significant uncertainties arising from the outbreaks of COVID-19 variants in some cities and a soft macroeconomic outlook, we continued to strive forward with a determined focus on serving our customers, caring for our service providers and an optimistic mindset to further grow our presence in the broader housing related services.”

"Our total GTV in the first quarter of 2022 decreased by 45% year-over-year to RMB586.0 billion, reflecting the challenges experienced by the industry but partially mitigated by our market-leading commitment to quality services. In this environment, we continued to take a disciplined approach by holding efficiency as our highest operating priority for existing home sales. We further refined store and agent management and leveraged technologies to optimize operations. For new home sales, we aimed for balanced scale expansion and risk management. Specifically, we target to strengthen our collaborations with high quality real estate developers and created data-based products to effectively enhance their assessments on new home projects and sales conversion. Meanwhile, undeterred by the short-term adverse market conditions, our home renovation and furnishing services achieved robust growth, with the integration of Shengdu progressing smoothly and synergies realized at multiple levels.”

“There is no doubt that we are being tested this year on multiple fronts, but we are resolute in our belief that the value we bring to our customers gives us an enduring competitive advantage in both good times and tough times. We are prepared to manage through this difficult phase, stay tenacious and optimistic as always, build new capabilities and emerge stronger,” concluded Mr. Peng.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

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Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “During the first quarter, net revenues were RMB12.5 billion, down 39.4% year-over-year, as market recovery remained fragmented amid temporary disruptions by the COVID-19 resurgence. Against the headwinds, we seized the opportunity to further optimize our execution, and position ourselves for market recovery scenarios. To lay this groundwork, we devoted more resources to developing and investing in our long-term capabilities, as demonstrated by the closing of our Shengdu acquisition, which significantly bolstered our home renovation and furnishing services. In addition, to protect the best interest of our stakeholders, we successfully completed our home coming dual-primary listing on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction on May 11. Looking ahead, we have faith in it as we ignite our ‘One body, Two wings’ strategy, will weather the short-term turbulence, and, more importantly, explore, transform and upgrade the thriving ‘better living’ sector to create indispensable value for our industry and our customers.”

First Quarter 2022 Financial Results

Net Revenues

Net revenues decreased by 39.4% to RMB12.5 billion (US$2.0 billion) in the first quarter of 2022 from RMB20.7 billion in the same period of 2021. The decrease was primarily attributable to the decline in total GTV. Total GTV was RMB586.0 billion (US$92.4 billion) in the first quarter of 2022, representing a 45.2% decrease compared to RMB1,069.6 billion in the same period of 2021 due to the continuing downtrend of the GTV of the market for existing home transactions and new home transactions since the second half of 2021, the emergence of COVID-19 in certain regions and the corresponding restrictive measures in the first quarter of 2022, and a relatively high base of the first quarter of 2021.

•	Net revenues from existing home transaction services were RMB6.2 billion (US$1.0 billion) in the first quarter of 2022, compared to RMB10.2 billion in the same period of 2021, primarily due to a 44.5% decrease in GTV of existing home transactions to RMB374.1 billion (US$59.0 billion) in the first quarter of 2022 from RMB673.4 billion in the same period of 2021.

Among that, (i) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, decreased by 28.6% to RMB0.7 billion (US$0.1 billion) in the first quarter of 2022, from RMB1.0 billion in the same period of 2021, mainly due to a 47.5% decrease of GTV of existing home transactions served by connected agents on the Company’s platform to RMB172.4 billion (US$27.2 billion) in the first quarter of 2022 from RMB328.4 billion in the same period of 2021. The lower decline rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was partially attributable to the increased penetration level of value-added services including transaction contracting services and a moderate increase in the commission rate of existing home transaction charged by connected stores; and

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(ii) commission revenue decreased by 40.8% to RMB5.5 billion (US$0.9 billion) in the first quarter of 2022 from RMB9.2 billion in the same period of 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 41.5% to RMB201.7 billion (US$31.8 billion) in the first quarter of 2022 from RMB345.0 billion in the same period of 2021.

●	Net revenues from new home transaction services decreased by 40.5% to RMB5.9 billion (US$0.9 billion) in the first quarter of 2022 from RMB9.9 billion in the same period of 2021, primarily due to the decrease of GTV of new home transactions of 43.9% to RMB192.7 billion (US$30.4 billion) in the first quarter of 2022 from RMB343.4 billion in the same period of 2021. Among that, the GTV of new home transaction services completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels was RMB158.8 billion (US$25.0 billion), compared to RMB286.1 billion in the same period of 2021, while the GTV of new home transactions served by Lianjia brand was RMB33.9 billion (US$5.4 billion) in the first quarter of 2022, compared to RMB57.3 billion in the same period of 2021. The decline was partially offset by a moderate increase of the commission rate of new home transactions.

●	Net revenues from emerging and other services decreased by 15.0% to RMB0.5 billion (US$0.1 billion) in the first quarter of 2022 from RMB0.6 billion in the same period of 2021, primarily attributable to the decrease of net revenues from financial services which was partially offset by the increase of net revenues of home renovation services.

Cost of Revenues

Total cost of revenues decreased by 35.0% to RMB10.3 billion (US$1.6 billion) in the first quarter of 2022 from RMB15.9 billion in the same period of 2021.

●	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB4.2 billion (US$0.7 billion) in the first quarter of 2022, compared to RMB6.9 billion in the same period of 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in the first quarter of 2022 compared with the same period of 2021.

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●	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB4.7 billion (US$0.7 billion) in the first quarter of 2022, compared to RMB7.3 billion in the same period of 2021, primarily due to the decrease in the GTV of exiting home and new home transactions completed through Lianjia agents.

●	Cost related to stores. The Company’s cost related to stores increased by 4.5% to RMB0.9 billion (US$0.1 billion) in the first quarter of 2022 compared to RMB0.8 billion in the same period of 2021, mainly due to the incremental increase in rental fees of contract service centers and the increased amortization costs for renovation and decoration of Lianjia stores in the first quarter of 2022 compared to the same period of 2021.

●	Other costs. The Company’s other costs decreased by 35.9% to RMB0.5 billion (US$0.1 billion) in the first quarter of 2022 from RMB0.8 billion in the same period of 2021, mainly due to a decrease of business taxes and surcharges along with the decrease of net revenues and the decreased funding costs and provisions related to financial services and the decreased offline activities costs due to some regional instances of COVID-19 infections and the corresponding restrictive measures in the first quarter of 2022.

Gross Profit

Gross profit was RMB2.2 billion (US$0.4 billion) in the first quarter of 2022, compared to RMB4.8 billion in the same period of 2021. Gross margin was 17.7% in the first quarter of 2022, compared to 23.3% in the same period of 2021. The decrease in gross margin was mainly due to: a) a lower contribution margin of existing home transactions resulted from a relatively higher percentage of fixed compensation costs for Lianjia agents; and b) a relatively higher percentage of costs related to store of net revenues as a result of the decrease of net revenues in the first quarter of 2022 compared to the same period of 2021.

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Income (Loss) from Operations

Total operating expenses decreased by 17.5% to RMB3.1 billion (US$0.5 billion) in the first quarter of 2022 from RMB3.8 billion in the same period of 2021.

●	General and administrative expenses were RMB1,528 million (US$241 million) in the first quarter of 2022, compared to RMB2,108 million in the same period of 2021, mainly due to the decrease of provision for credit losses and personnel costs.

●	Sales and marketing expenses were RMB861 million (US$136 million) in the first quarter of 2022, compared to RMB1,057 million in the same period of 2021, mainly due to the decrease of the brand advertising and promotional marketing activities.

●	Research and development expenses were RMB749 million (US$118 million) in the first quarter of 2022, compared to RMB638 million in the same period of 2021, mainly due to increased personnel costs in the first quarter of 2022.

Loss from operations was RMB918 million (US$145 million) in the first quarter of 2022, compared to income from operations of RMB1,013 million in the same period of 2021. Operating margin was negative 7.3% in the first quarter of 2022, compared to 4.9% in the same period of 2021, primarily due to a) a relatively lower gross profit margin, and b) an increase of the percentage of total operating expenses of net revenues as a result of the decrease of net revenues in the first quarter of 2022 compared to the same period of 2021.

Adjusted loss from operations6 was RMB450 million (US$71 million) in the first quarter of 2022, compared to adjusted income from operations of RMB1,564 million in the same period of 2021. Adjusted operating margin7 was negative 3.6% in the first quarter of 2022, compared to 7.6% in the same period of 2021. Adjusted EBITDA8 was RMB341 million (US$54 million) in the first quarter of 2022, compared to RMB2,015 million in the same period of 2021.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Net Income (Loss)

Net loss was RMB620 million (US$98 million) in the first quarter of 2022, compared to net income of RMB1,059 million in the same period of 2021.

Adjusted net income was RMB28 million (US$4 million) in the first quarter of 2022, compared to RMB1,502 million in the same period of 2021.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB618 million (US$97 million) in the first quarter of 2022, compared to net income attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,059 million in the same period of 2021.

Adjusted net income attributable to KE Holdings Inc.9 was RMB29 million (US$5 million) in the first quarter of 2022, compared to RMB1,502 million in the same period of 2021.

9 Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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Net Income (Loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 was RMB0.52 (US$0.08) in the first quarter of 2022, compared to diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.88 in the same period of 2021.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 was RMB0.02 (US$0.00) in the first quarter of 2022, compared to RMB1.25 in the same period of 2021.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB50.2 billion (US$7.9 billion).

Business Outlook

For the second quarter of 2022, the Company expects total net revenues to be between RMB10.0 billion (US$1.6 billion) and RMB10.5 billion (US$1.7 billion), representing a decrease of approximately 56.6% to 58.6% from the same quarter of 2021. This forecast considers the potential impact of the recent real estate related policies and measures, the emergence of COVID-19 in certain regions and the corresponding restrictive measures which remains uncertain and may continue to adversely affect the Company’s operations, and the Company’s current and preliminary view on the business situation and market condition, all of which are subject to change.

Proposed Share Repurchase Program

The Company also announces today that it proposes to establish a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs over a 12-month period, subject to the obtaining of a general mandate from the Company’s shareholders at a general meeting to be convened by the Company. The repurchases are expected to be carried out as soon as legally permissible after the Company obtains the general mandate of shareholders.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

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The Company’s proposed share repurchases, if approved, may be effected from time to time in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

Conference Call Information

The Company will hold an earnings conference call on 8:00 AM U.S. Eastern Time on Tuesday, May 31, 2022 (8:00 PM Beijing/Hong Kong Time on Tuesday, May 31, 2022) to discuss the financial results. Details for the conference call are as follows:

Event Title: KE Holdings Inc. First Quarter 2022 Earnings Conference Call

Conference ID:6687562

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event pass code, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/6687562

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through June 8, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-820-9703
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	6687562

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Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

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The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

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The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,446,104	16,579,055	2,615,282
Restricted cash	6,286,105	6,831,221	1,077,599
Short-term investments	29,402,661	26,827,650	4,231,958
Short-term financing receivables, net of allowance for credit losses of RMB131,558, RMB132,393 as of December 31, 2021 and March 31, 2022, respectively	702,452	521,064	82,196
Accounts receivable, net of allowance for credit losses of RMB2,151,271 and RMB2,115,575 as of December 31, 2021 and March 31, 2022, respectively	9,324,952	7,037,958	1,110,211
Amounts due from and prepayments to related parties	591,342	425,966	67,193
Loan receivables from related parties	42,788	90,643	14,299
Prepayments, receivables and other assets	3,129,950	3,162,078	498,805
Total current assets	69,926,354	61,475,635	9,697,543
Non-current assets
Property and equipment, net	1,971,707	1,831,444	288,903
Right-of-use assets	7,244,211	7,340,980	1,158,011
Long-term financing receivables, net of allowance for credit losses of RMB204 and RMB123 as of December 31, 2021 and March 31, 2022, respectively	10,039	5,256	829
Long-term investments, net	17,038,171	24,467,116	3,859,593
Intangible assets, net	1,141,273	1,018,273	160,629
Goodwill	1,805,689	1,986,786	313,408
Other non-current assets	1,181,421	1,177,906	185,810
Total non-current assets	30,392,511	37,827,761	5,967,183
TOTAL ASSETS	100,318,865	99,303,396	15,664,726

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KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,008,765	4,955,073	781,644
Amounts due to related parties	584,078	419,021	66,099
Employee compensation and welfare payable	9,834,247	8,182,894	1,290,820
Customer deposits payable	4,181,337	5,624,405	887,228
Income taxes payable	567,589	391,486	61,755
Short-term borrowings	260,000	356,670	56,263
Lease liabilities current portion	2,752,795	2,909,278	458,927
Short-term funding debts	194,200	226,500	35,729
Contract liabilities	1,101,929	1,370,198	216,143
Accrued expenses and other current liabilities	3,451,197	4,010,740	632,679
Total current liabilities	28,936,137	28,446,265	4,487,287
Non-current liabilities
Deferred tax liabilities	22,920	22,920	3,616
Lease liabilities non-current portion	4,302,934	4,303,678	678,889
Other non-current liabilities	1,381	573	90
Total non-current liabilities	4,327,235	4,327,171	682,595
TOTAL LIABILITIES	33,263,372	32,773,436	5,169,882

15

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,705,911,235 Class A ordinary shares issued and outstanding as of December 31, 2021 and March 31, 2022; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2021 and March 31, 2022)	489	490	77
Additional paid-in capital	78,972,169	79,324,443	12,513,123
Statutory reserves	483,887	483,887	76,331
Accumulated other comprehensive loss	(2,639,723)	(2,932,555)	(462,599)
Accumulated deficit	(9,842,846)	(10,460,823)	(1,650,153)
Total KE Holdings Inc. shareholders' equity	66,973,976	66,415,442	10,476,779
Non-controlling interests	81,517	114,518	18,065
TOTAL SHAREHOLDERS' EQUITY	67,055,493	66,529,960	10,494,844
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	100,318,865	99,303,396	15,664,726

16

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net revenues
Existing home transaction services	10,196,295	6,151,456	970,368
New home transaction services	9,928,347	5,910,044	932,287
Emerging and other services	572,407	486,467	76,738
Total net revenues	20,697,049	12,547,967	1,979,393
Cost of revenues
Commission-split	(6,892,120)	(4,198,333)	(662,271)
Commission and compensation-internal	(7,336,971)	(4,729,394)	(746,044)
Cost related to stores	(846,314)	(884,063)	(139,458)
Others	(805,087)	(516,433)	(81,464)
Total cost of revenues(1)	(15,880,492)	(10,328,223)	(1,629,237)
Gross profit	4,816,557	2,219,744	350,156
Operating expenses
Sales and marketing expenses(1)	(1,057,170)	(860,972)	(135,815)
General and administrative expenses(1)	(2,108,115)	(1,527,801)	(241,004)
Research and development expenses(1)	(638,006)	(748,945)	(118,143)
Total operating expenses	(3,803,291)	(3,137,718)	(494,962)
Income (loss) from operations	1,013,266	(917,974)	(144,806)
Interest income, net	81,858	113,358	17,882
Share of results of equity investees	19,720	60,390	9,526
Fair value changes in investments, net	(25,774)	(109,186)	(17,224)
Impairment loss for equity investments accounted for using Measurement Alternative	-	(27,722)	(4,373)
Foreign currency exchange gain (loss)	11,458	(1,255)	(198)
Other income, net	381,914	450,702	71,096
Income (loss) before income tax expense	1,482,442	(431,687)	(68,097)
Income tax expense	(423,671)	(187,945)	(29,647)
Net income (loss)	1,058,771	(619,632)	(97,744)

17

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	(185)	1,655	261
Net income (loss) attributable to KE Holdings Inc.	1,058,586	(617,977)	(97,483)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,058,586	(617,977)	(97,483)

Net income (loss)	1,058,771	(619,632)	(97,744)
Currency translation adjustments	209,573	(126,768)	(19,997)
Unrealized losses on available-for-sale investments, net of reclassification	-	(166,064)	(26,196)
Total comprehensive income (loss)	1,268,344	(912,464)	(143,937)
Comprehensive loss (income) attributable to non-controlling interests shareholders	(185)	1,655	261
Comprehensive income (loss) attributable to KE Holdings Inc.	1,268,159	(910,809)	(143,676)
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,268,159	(910,809)	(143,676)

18

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,518,302,427	3,567,814,268	3,567,814,268
—Diluted	3,592,002,685	3,567,814,268	3,567,814,268
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,172,767,476	1,189,271,423	1,189,271,423
—Diluted	1,197,334,228	1,189,271,423	1,189,271,423
Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.30	(0.17)	(0.03)
—Diluted	0.29	(0.17)	(0.03)
Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.90	(0.52)	(0.08)
—Diluted	0.88	(0.52)	(0.08)
(1) Includes share-based compensation expenses as follows:
Cost of revenues	109,392	85,525	13,491
Sales and marketing expenses	34,337	28,514	4,498
General and administrative expenses	185,063	139,889	22,067
Research and development expenses	103,822	98,347	15,514

19

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Income (loss) from operations	1,013,266	(917,974)	(144,806)
Share-based compensation expenses	432,614	352,274	55,570
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,234	116,093	18,313
Adjusted income (loss) from operations	1,564,114	(449,607)	(70,923)

Net income (loss)	1,058,771	(619,632)	(97,744)
Share-based compensation expenses	432,614	352,274	55,570
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,234	116,093	18,313
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(108,165)	151,262	23,861
Impairment of investments	-	27,722	4,373
Tax effects on non-GAAP adjustments	376	(91)	(14)
Adjusted net income	1,501,830	27,628	4,359

Net income (loss)	1,058,771	(619,632)	(97,744)
Income tax expense	423,671	187,945	29,647
Share-based compensation expenses	432,614	352,274	55,570
Amortization of intangible assets	124,046	120,566	19,019
Depreciation of property and equipment	165,499	234,128	36,933
Interest income, net	(81,858)	(113,358)	(17,882)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(108,165)	151,262	23,861
Impairment of investments	-	27,722	4,373
Adjusted EBITDA	2,014,578	340,907	53,777

Net income (loss) attributable to KE Holdings Inc.	1,058,586	(617,977)	(97,483)
Share-based compensation expenses	432,614	352,274	55,570
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	118,234	116,093	18,313
Changes in fair value from long term investments, loan receivable measured at fair value and contingent consideration	(108,165)	151,262	23,861
Impairment of investments	-	27,722	4,373
Tax effects on non-GAAP adjustments	376	(91)	(14)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)
Adjusted net income attributable to KE Holdings Inc.	1,501,638	29,276	4,619
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,501,638	29,276	4,619

20

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,172,767,476	1,189,271,423	1,189,271,423
—Diluted	1,197,334,228	1,189,271,423	1,189,271,423

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,172,767,476	1,189,271,423	1,189,271,423
—Diluted	1,197,334,228	1,189,271,423	1,189,271,423

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.90	(0.52)	(0.08)
—Diluted	0.88	(0.52)	(0.08)

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.38	0.54	0.08
—Diluted	0.37	0.54	0.08

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	1.28	0.02	0.00
—Diluted	1.25	0.02	0.00

21

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net cash provided by operating activities	2,473,055	834,751	131,680
Net cash used in investing activities	(11,514,061)	(4,257,292)	(671,572)
Net cash provided by (used in) financing activities	(930,975)	128,971	20,344
Effect of exchange rate change on cash, cash equivalents and restricted cash	198,601	(28,363)	(4,474)
Net decrease in cash and cash equivalents and restricted cash	(9,773,380)	(3,321,933)	(524,022)
Cash, cash equivalents and restricted cash at the beginning of the period	49,537,475	26,732,209	4,216,903
Cash, cash equivalents and restricted cash at the end of the period	39,764,095	23,410,276	3,692,881

22

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Existing home transaction services
Net revenues	10,196,295	6,151,456	970,368
Less: Commission and compensation	(6,116,445)	(3,827,787)	(603,819)
Contribution	4,079,850	2,323,669	366,549

New home transaction services
Net revenues	9,928,347	5,910,044	932,287
Less: Commission and compensation	(8,006,029)	(4,829,665)	(761,861)
Contribution	1,922,318	1,080,379	170,426

Emerging and other services
Net revenues	572,407	486,467	76,738
Less: Commission and compensation	(106,617)	(270,275)	(42,635)
Contribution	465,790	216,192	34,103

23